[redacted]

10027788

1AB 3/1

UNI
SECURITIES AND
Washington, D.C. 20549

SEC Mail Processing Section
FEB 22 2010
Washington, DC
104

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SEC FILE NUMBER
[redacted]

8-53544

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackhill Advisors, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 McKinney, Suite 400
(No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Latimer, swear (or affirm) that, to the best of my knowledge and belief the Partnership's financial statement and supporting schedules pertaining to the firm of Blackhill Advisors, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SYLVIA L. CHERRY
MY COMMISSION EXPIRES
March 14, 2013

Signature

CEO/Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLACKHILL ADVISORS, LP

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2009

BLACKHILL ADVISORS, LP

Table of Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Blackhill Advisors, LP

We have audited the statement of financial condition of the Blackhill Advisors, LP, (the "Partnership") as of December 31, 2009, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co, LLP

CF & Co., L.L.P.

Dallas, Texas
February 9, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BLACKHILL ADVISORS, LP
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 41,018
Prepaid expense	2,240
Total Assets	$ 43,258

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued expenses	$ 11,000
Total liabilities	11,000
Partners' capital	32,258
Total Liabilities and Partners' Capital	$ 43,258

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Income (Loss)
For the Year Ended December 31, 2009

Revenues	
Fees	$ 27,000
Total revenues	27,000
Expenses	
Consulting fees	23,000
Professional fees	7,500
Occupancy	7,200
Other operating expenses	7,296
	44,996
Net Income (Loss)	$ (17,996)

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2009

	General Partner	Limited Partner	Total
Beginning balance, January 1, 2009	$ 503	$ 49,751	$ 50,254
Net income (loss)	(180)	(17,816)	(17,996)
Ending balance, December 31, 2009	$ 323	$ 31,935	$ 32,258

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance, at January 1, 2009	$ -0-
Increases	-0-
Decreases	-0-
Balance, at December 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ (17,996)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Decrease in accounts receivable	80,728
Decrease in prepaid expense	681
Decrease in accounts payable	(72,728)
Increase in accrued expenses	1,500
Net cash provided (used) by operating activities	(7,815)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(7,815)
Cash at beginning of period	48,833
Cash at end of period	$ 41,018

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

Blackhill Advisors, LP (the "Partnership") was organized on August 15, 2000, as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. The Partnership's income is derived from consulting and business brokerage.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Partnership to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

No provision for Federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

No provision for state income taxes is required as the Partnership did not incur such expense during 2009.

Note 1 - Summary of Significant Accounting Policies, continued

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition

Revenue from consulting and business brokerage is recognized upon performance of the services.

Recent Pronouncement

The FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Partnership's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Partnership's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Partnership adopted SFAS 165 for

Note 1 - Summary of Significant Accounting Policies, continued

its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

See Note 6 for more information regarding the Partnership's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Partnership had net capital of approximately $30,018 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Partnership incurred expenses for office rent of $7,200, consulting costs of $5,000, and other operating expenses of $1,800 during 2009 paid to the partners and related entities.

Note 5 - Major Customers

During 2009, all of the Partnership's revenues and consulting fee expense were generated from one transaction.

Note 6 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Partnership has reviewed events that have occurred after December 31, 2009, through February 9, 2010, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2009

Schedule I

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2009

Computation of Net Capital

Total ownership equity qualified for net capital		$ 32,258
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		32,258
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense	$ 2,240	(2,240)
Net capital before haircuts on securities positions		30,018
Haircuts on securities (computed, where applicable, Pursuant to rule 15c3-1(f)		-0-
Net capital		$ 30,018

Aggregate Indebtedness

Accrued expenses	$ 11,000
Total aggregate indebtedness	$ 11,000

Schedule I (continued)

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 734
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 25,018
Excess net capital at 1000%	$ 28,918
Ratio: Aggregate indebtedness to net capital	.37 to 1

Reconciliation with Partnership's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

BLACKHILL ADVISORS, LP
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year December 31, 2009

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which business is limited to direct placement participations.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Blackhill Advisors, LP

In planning and performing our audit of the financial statements and supplemental information of Blackhill Advisors, LP (the "Partnership"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 9, 2010

BLACKHILL ADVISORS, LP

December 31, 2009

Report Pursuant to Rule 17a-5(d